Exhibit 99.2

CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		March 31, 2019	March 31, 2018
Revenue

Premiums

Gross		$4,942	$5,217

Less: Ceded		572	572
Net premiums		4,370	4,645

Net investment income (loss):

Interest and other investment income		1,398	1,354

Fair value and foreign currency changes on assets and liabilities (Note 4)		4,154	(1,548)

Net gains (losses) on available-for-sale assets		23	36

Net investment income (loss)		5,575	(158)

Fee income (Note 8)		1,447	1,506
Total revenue		11,392	5,993

Benefits and expenses

Gross claims and benefits paid (Note 6)		4,120	4,002

Increase (decrease) in insurance contract liabilities (Note 6)		4,640	(554)

Decrease (increase) in reinsurance assets (Note 6)		(21)	15

Increase (decrease) in investment contract liabilities (Note 6)		24	(7)

Reinsurance expenses (recoveries) (Note 7)		(508)	(528)

Commissions		564	573

Net transfer to (from) segregated funds (Note 11)		(85)	(17)

Operating expenses		1,668	1,618

Premium taxes		100	92

Interest expense		88	75
Total benefits and expenses		10,590	5,269

Income (loss) before income taxes		802	724

Less: Income tax expense (benefit) (Note 9)		88	119

Total net income (loss)		714	605

Less: Net income (loss) attributable to participating policyholders (Note 10)		67	(88)

Shareholders’ net income (loss)		647	693

Less: Preferred shareholders’ dividends		24	24
Common shareholders’ net income (loss)		$623	$669

Average exchange rates during the reporting periods:	U.S. dollars	1.33	1.26

Earnings (loss) per share (Note 13)

Basic		$1.04	$1.10

Diluted		$1.04	$1.09

Dividends per common share		$0.500	$0.455

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	33

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2019	March 31, 2018
Total net income (loss)	$714	$605
Other comprehensive income (loss), net of taxes:

Items that may be reclassified subsequently to income:

Change in unrealized foreign currency translation gains (losses):

Unrealized gains (losses)	(280)	315

Change in unrealized gains (losses) on available-for-sale assets:

Unrealized gains (losses)	269	(162)

Reclassifications to net income (loss)	(18)	(28)

Change in unrealized gains (losses) on cash flow hedges:

Unrealized gains (losses)	14	3

Reclassifications to net income (loss)	(8)	(4)

Share of other comprehensive income (loss) in joint ventures and associates:

Unrealized gains (losses)	28	17
Total items that may be reclassified subsequently to income	5	141
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(43)	62
Total items that will not be reclassified subsequently to income	(43)	62
Total other comprehensive income (loss)	(38)	203
Total comprehensive income (loss)	676	808
Less: Participating policyholders’ comprehensive income (loss) (Note 10)	66	(86)
Shareholders’ comprehensive income (loss)	$610	$894

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2019	March 31, 2018
Income tax benefit (expense):

Items that may be reclassified subsequently to income:

Unrealized gains / losses on available-for-sale assets	$(62)	26

Reclassifications to net income for available-for-sale assets	4	8

Unrealized gains / losses on cash flow hedges	(5)	(1)

Reclassifications to net income for cash flow hedges	3	2
Total items that may be reclassified subsequently to income	(60)	35
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	20	(16)
Total items that will not be reclassified subsequently to income	20	(16)
Total income tax benefit (expense) included in other comprehensive income (loss)	$(40)	$19

The attached notes form part of these Interim Consolidated Financial Statements.

34	Sun Life Financial Inc.	First Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
(unaudited, in millions of Canadian dollars)		March 31, 2019	December 31, 2018
Assets

Cash, cash equivalents and short-term securities (Note 4)		$8,370	$9,506

Debt securities (Note 4)		76,715	74,443

Equity securities (Note 4)		4,918	4,634

Mortgages and loans		47,565	46,822

Derivative assets		1,430	1,112

Other invested assets (Note 4)		5,057	4,830

Policy loans		3,215	3,222

Investment properties (Note 4)		6,999	7,157

Invested assets		154,269	151,726

Other assets		5,554	4,498

Reinsurance assets (Note 6)		4,135	4,141

Deferred tax assets		1,278	1,209

Intangible assets		1,754	1,779

Goodwill		5,358	5,412

Total general fund assets		172,348	168,765

Investments for account of segregated fund holders (Note 11)		110,011	103,062

Total assets		$282,359	$271,827
Liabilities and equity
Liabilities

Insurance contract liabilities (Note 6)		$125,491	$121,923

Investment contract liabilities (Note 6)		3,136	3,164

Derivative liabilities		1,762	2,295

Deferred tax liabilities		328	322

Other liabilities		12,580	12,153

Senior debentures		1,299	1,299

Subordinated debt		3,040	3,039

Total general fund liabilities		147,636	144,195

Insurance contracts for account of segregated fund holders (Note 11)		103,265	96,663

Investment contracts for account of segregated fund holders (Note 11)		6,746	6,399

Total liabilities		$257,647	$247,257
Equity

Issued share capital and contributed surplus		$10,706	$10,749

Shareholders’ retained earnings and accumulated other comprehensive income		13,076	12,957

Total shareholders’ equity		23,782	23,706

Participating policyholders’ equity		930	864
Total equity		$24,712	$24,570

Total liabilities and equity		$282,359	$271,827

Exchange rates at the end of the reporting periods:	U.S. dollars	1.33	1.36

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on May 8, 2019.

Dean A. Connor	Sara Grootwassink Lewis

President and Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	35

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2019	March 31, 2018
Shareholders:
Preferred shares

Balance, beginning and end of period	$2,257	$2,257
Common shares (Note 10)

Balance, beginning of period	8,419	8,582

Stock options exercised	10	11
Common shares purchased for cancellation	(54)	(44)
Balance, end of period	8,375	8,549
Contributed surplus

Balance, beginning of period	73	72

Share-based payments	3	2

Stock options exercised	(2)	(2)
Balance, end of period	74	72
Retained earnings

Balance, beginning of period, as previously reported	11,267	10,305

Adjustment for change in accounting policy (Note 2)	(22)	(44)

Balance, beginning of period, after change in accounting policy	11,245	10,261

Net income (loss)	647	693

Dividends on common shares	(299)	(277)

Dividends on preferred shares	(24)	(24)

Common shares purchased for cancellation (Note 10)	(146)	(122)

Transfer from participating policyholders’ equity (Note 10)	–	89
Balance, end of period	11,423	10,620
Accumulated other comprehensive income (loss), net of taxes (Note 14)

Balance, beginning of period	1,690	1,105

Total other comprehensive income (loss) for the period	(37)	201
Balance, end of period	1,653	1,306
Total shareholders’ equity, end of period	$23,782	$22,804
Participating policyholders:

Balance, beginning of period	$864	$650

Net income (loss) (Note 10)	67	(88)

Total other comprehensive income (loss) for the period (Note 14)	(1)	2

Transfer to retained earnings (Note 10)	–	(89)
Total participating policyholders’ equity, end of period	$930	$475
Total equity	$24,712	$23,279

The attached notes form part of these Interim Consolidated Financial Statements.

36	Sun Life Financial Inc.	First Quarter 2019	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended
(unaudited, in millions of Canadian dollars)	March 31, 2019	March 31, 2018
Cash flows provided by (used in) operating activities

Income (loss) before income taxes	$802	$724

Adjustments:

Interest expense related to financing activities	66	60

Increase (decrease) in insurance and investment contract liabilities	4,664	(561)

Decrease (increase) in reinsurance assets	(21)	15

Realized and unrealized (gains) losses and foreign currency changes on invested assets	(4,177)	1,512

Sales, maturities and repayments of invested assets	16,408	16,381

Purchases of invested assets	(17,790)	(16,152)

Income taxes received (paid)	(230)	29

Mortgage securitization (Note 4)	96	–

Other operating activities	(1,045)	(1,578)
Net cash provided by (used in) operating activities	(1,227)	430
Cash flows provided by (used in) investing activities

Net (purchase) sale of property and equipment	(31)	23

Investment in and transactions with joint ventures and associates	14	(2)

Dividends received from joint ventures and associates	14	6

Other investing activities	(34)	(49)
Net cash provided by (used in) investing activities	(37)	(22)
Cash flows provided by (used in) financing activities

Increase in (repayment of) borrowed funds	3	(21)

Redemption of senior debentures and subordinated debt (Note 10)	–	(400)

Issuance of common shares on exercise of stock options	8	9

Common shares purchased for cancellation (Note 10)	(200)	(166)

Dividends paid on common and preferred shares	(319)	(296)

Payment of lease liabilities	(29)	–

Interest expense paid	(64)	(82)
Net cash provided by (used in) financing activities	(601)	(956)
Changes due to fluctuations in exchange rates	(77)	76

Increase (decrease) in cash and cash equivalents	(1,942)	(472)

Net cash and cash equivalents, beginning of period	7,194	5,956

Net cash and cash equivalents, end of period	5,252	5,484

Short-term securities, end of period	2,944	2,293
Net cash, cash equivalents and short-term securities, end of period (Note 4)	$8,196	$7,777

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	37

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we”, or “the Company”.

Our Interim Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued and adopted by the International Accounting Standards Board (“IASB”). We have used accounting policies which are consistent with our accounting policies in our 2018 Annual Consolidated Financial Statements, except as disclosed in Note 2 below. Our Interim Consolidated Financial Statements should be read in conjunction with our 2018 Annual Consolidated Financial Statements, as interim financial statements do not include all the information incorporated in annual consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”).

2. Changes in Accounting Policies

New and Amended International Financial Reporting Standards Adopted in 2019

2.A IFRS 16 Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, which replaces IAS 17 Leases (“IAS 17”) and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. For lessees, IFRS 16 removes the classification of leases as either operating or financing and requires that all leases be recognized on the statement of financial position, with certain exemptions allowed by this new standard. The accounting for lessors is substantially unchanged. We adopted IFRS 16 on a modified retrospective basis as at January 1, 2019 and recognized transition adjustments in retained earnings. Our accounting policies under IFRS 16 are as follows:

We assess whether a contract is, or contains, a lease at the inception of the contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For leases where we act as the lessee, we recognize a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability with certain adjustments, and subsequently depreciated using the straight-line method, with depreciation expense included in Operating expense in the Consolidated Statements of Operations. The lease liability is initially measured at the present value of lease payments over the term of the lease using a discount rate that is based on our incremental borrowing rate. The discount rate is specific to each lease and is determined by various factors, such as the lease term and currency. The lease term includes the non-cancellable period and the optional period where it is reasonably certain we will exercise or not exercise an extension or termination option, considering various factors that create an economic incentive to do so. Subsequently, the lease liability is measured at amortized cost using the effective interest method, with interest charged to Interest expense in the Consolidated Statements of Operations. Lease liabilities and right-of-use assets are remeasured upon lease modifications.

As a result of the adoption of IFRS 16, we recognized right-of-use assets of $744 and lease liabilities of $880, reported in Other assets and Other liabilities, respectively, on our Consolidated Statements of Financial Position. Together with the de-recognition of deferred balances of $105 previously recognized under IAS 17 and deferred tax impact of $9, the adoption of IFRS 16 reduced opening retained earnings by $22 on an after-tax basis as at January 1, 2019.

On transition to IFRS 16, we applied the practical expedient to use hindsight when determining the lease term of contracts containing extension or termination options. Our weighted-average incremental borrowing rate applied to lease liabilities as at January 1, 2019 was 3.3%. The difference between operating lease commitments disclosed in our 2018 Annual Consolidated Financial Statements and lease liabilities on January 1, 2019 is primarily due to the time value of money.

38	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.B Other

The following new and amended IFRS are effective for annual periods beginning on or after January 1, 2019, and did not have a material impact on our Interim Consolidated Financial Statements:

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), which was developed by the IFRS Interpretations Committee. IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes (“IAS 12”) when there is uncertainty over income tax treatments, and requires an entity to determine whether tax treatments should be considered collectively or independently. In addition, IFRIC 23 addresses the assumptions an entity should make about the examination of tax treatments by taxation authorities, as well as how an entity should consider changes in facts and circumstances. IFRIC 23 also provides guidance on how to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates, based on whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. We adopted IFRIC 23 on a cumulative retrospective basis.

In October 2017, the IASB issued narrow-scope amendments to IAS 28 Investments in Associates and Joint Ventures. The amendments clarify that long-term interests in an associate or joint venture to which the equity method is not applied should be accounted for following the requirements of IFRS 9 Financial Instruments (“IFRS 9”). These amendments are required to be applied retrospectively with certain exceptions. As we qualified for and have elected to take the IFRS 9 deferral approach, we will continue to apply IAS 39 Financial Instruments: Recognition and Measurement to the long-term interests in associates or joint ventures covered by these amendments.

In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017 Cycle, which includes minor amendments to four IFRS standards. These amendments were applied prospectively.

In February 2018, the IASB issued Plan Amendment, Curtailment or Settlement which amends IAS 19 Employee Benefits (“IAS 19”). Under IAS 19, when an amendment, curtailment or settlement of a defined benefit pension plan occurs, the net defined benefit liability or asset is remeasured. The amendments require an entity to use the updated assumptions from this remeasurement to determine current service cost and net interest for reporting periods after the change to the plan. These amendments will be applied to plan amendments, curtailments or settlements occurring on or after January 1, 2019.

3. Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom business unit (“SLF U.K.”) and our Corporate Support operations, which include run-off reinsurance operations as well as investment income, expenses, capital, and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs, and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by SLF U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by SLF Canada and Corporate to SLF Asset Management, and product distribution fees paid by SLF Asset Management to SLF Asia. Intersegment transactions are presented in the Consolidation adjustments column in the following tables.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	39

Results by segment for the three months ended March 31 are as follows:

	SLF Canada	SLF U.S.	SLF Asset Management	SLF Asia	Corporate	Consolidation adjustments	Total
2019

Gross premiums:

Annuities	$398	$1	$–	$–	$6	$–	$405

Life insurance	1,248	407	–	396	23	–	2,074

Health insurance	1,402	1,047	–	10	4	–	2,463

Total gross premiums	3,048	1,455	–	406	33	–	4,942

Less: ceded premiums	362	155	–	50	5	–	572

Net investment income (loss)	3,243	892	28	1,014	406	(8)	5,575

Fee income	308	21	990	126	35	(33)	1,447

Total revenue	6,237	2,213	1,018	1,496	469	(41)	11,392
Less:

Total benefits and expenses	5,966	2,057	741	1,402	465	(41)	10,590

Income tax expense (benefit)	(32)	32	58	13	17	–	88

Total net income (loss)	$303	$124	$219	$81	$(13)	$–	$714

Less: Net income (loss) attributable to participating policyholders	66	–	–	1	–	–	67

Shareholders’ net income (loss)	$237	$124	$219	$80	$(13)	$–	$647

2018

Gross premiums:

Annuities	$889	$–	$–	$–	$5	$–	$894

Life insurance	1,137	405	–	513	23	–	2,078

Health insurance	1,313	920	–	8	4	–	2,245

Total gross premiums	3,339	1,325	–	521	32	–	5,217

Less: ceded premiums	376	137	–	54	5	–	572

Net investment income (loss)	442	(283)	2	(284)	(28)	(7)	(158)

Fee income	300	14	1,048	133	38	(27)	1,506

Total revenue	3,705	919	1,050	316	37	(34)	5,993
Less:

Total benefits and expenses	3,466	849	771	179	38	(34)	5,269

Income tax expense (benefit)	42	10	69	4	(6)	–	119

Total net income (loss)	$197	$60	$210	$133	$5	$–	$605

Less: Net income (loss) attributable to participating policyholders	(52)	(36)	–	–	–	–	(88)

Shareholders’ net income (loss)	$249	$96	$210	$133	$5	$–	$693

40	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. Total Invested Assets and Related Net Investment Income

4.A Asset Classification

The carrying values of our Debt securities, Equity securities, and Other invested assets presented in our Interim Consolidated Statements of Financial Position consist of the following:

As at	Fair value through profit or loss	Available- for-sale	Other	(1)	Total
March 31, 2019

Debt securities	$62,949	$13,766	$–		$76,715

Equity securities	$4,415	$503	$–		$4,918

Other invested assets	$2,903	$638	$1,516		$5,057

December 31, 2018

Debt securities	$61,402	$13,041	$–		$74,443

Equity securities	$4,014	$620	$–		$4,634

Other invested assets	$2,701	$621	$1,508		$4,830

(1)	Other consists primarily of investments accounted for using the equity method of accounting.

4.B Fair Value and Foreign Currency Changes on Assets and Liabilities

Fair value and foreign currency changes on assets and liabilities recorded to net income consist of the following:

	For the three months ended
	March 31, 2019	March 31, 2018

Fair value change:

Cash, cash equivalents and short-term securities	$(2)	$2

Debt securities	2,907	(1,185)

Equity securities	421	(173)

Derivative investments	806	(534)

Other invested assets	49	24

Total change in fair value through profit or loss assets and liabilities	4,181	(1,866)

Fair value changes on investment properties	133	78

Foreign exchange gains (losses)(1)	(160)	212

Realized gains (losses) on property and equipment(2)	–	28

Fair value and foreign currency changes on assets and liabilities	$4,154	$(1,548)

(1)

Primarily arises from the translation of foreign currency denominated available-for-sale assets and mortgages and loans. Any offsetting amounts arising from foreign currency derivatives are included in the fair value change on derivative investments.

(2)	In 2018, we sold and leased back a property in Waterloo, Ontario. The transaction qualified as a sale and operating lease and as a result, we recognized a gain of $28.

4.C Impairment of Available-For-Sale Assets

We recognized impairment losses on available-for-sale assets of $15 during the three months ended March 31, 2019 ($4 for the three months ended March 31, 2018).

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	41

4.D Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	March 31, 2019	December 31, 2018	March 31, 2018

Cash	$1,766	$2,089	$1,443

Cash equivalents	3,660	5,209	4,101

Short-term securities	2,944	2,208	2,293

Cash, cash equivalents and short-term securities	8,370	9,506	7,837

Less: Bank overdraft, recorded in Other liabilities	174	104	60

Net cash, cash equivalents and short-term securities	$8,196	$9,402	$7,777

4.E Mortgage Securitization

We securitize certain insured fixed rate commercial mortgages as described in Note 5 of our 2018 Annual Consolidated Financial Statements.

The carrying value and fair value of the securitized mortgages as at March 31, 2019 are $1,414 and $1,426, respectively ($1,328 and $1,318, respectively, as at December 31, 2018). The carrying value and fair value of the associated liabilities as at March 31, 2019 are $1,549 and $1,573, respectively ($1,453 and $1,446, respectively, as at December 31, 2018). The carrying value of asset-backed securities in the principal reinvestment account (“PRA”) as at March 31, 2019 and December 31, 2018 are $133 and $124, respectively. There are no cash and cash equivalents in the PRA as at March 31, 2019 and December 31, 2018.

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5 of our 2018 Annual Consolidated Financial Statements. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at March 31, 2019 and December 31, 2018.

4.F Fair Value Measurement

The fair value methodologies and assumptions for assets and liabilities carried at fair value as well as disclosures on unobservable inputs, sensitivities, and valuation processes for Level 3 assets can be found in Note 5 of our 2018 Annual Consolidated Financial Statements.

4.F.i Fair Value Hierarchy

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	March 31, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets

Cash, cash equivalents and short-term securities	$7,539	$831	$–	$8,370	$8,926	$580	$–	$9,506

Debt securities – fair value through profit or loss	1,058	61,590	301	62,949	1,253	59,776	373	61,402

Debt securities – available-for-sale	1,532	12,176	58	13,766	1,513	11,485	43	13,041

Equity securities – fair value through profit or loss	1,998	2,222	195	4,415	1,967	1,845	202	4,014

Equity securities – available-for-sale	321	142	40	503	398	186	36	620

Derivative assets	18	1,412	–	1,430	27	1,085	–	1,112

Other invested assets	1,078	203	2,260	3,541	898	183	2,241	3,322

Investment properties	–	–	6,999	6,999	–	–	7,157	7,157
Total invested assets	$13,544	$78,576	$9,853	$101,973	$14,982	$75,140	$10,052	$100,174

Investments for account of segregated fund holders	26,023	82,317	1,671	110,011	24,705	76,761	1,596	103,062
Total assets measured at fair value	$39,567	$160,893	$11,524	$211,984	$39,687	$151,901	$11,648	$203,236
Liabilities

Investment contract liabilities	$–	$–	$2	$2	$–	$–	$3	$3

Derivative liabilities	14	1,748	–	1,762	11	2,284	–	2,295
Total liabilities measured at fair value	$14	$1,748	$2	$1,764	$11	$2,284	$3	$2,298

42	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Debt securities – fair value through profit or loss consist of the following:

As at	March 31, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$3,511	$15	$3,526	$–	$3,815	$15	$3,830

Canadian provincial and municipal government	–	13,079	15	13,094	–	11,852	14	11,866

U.S. government and agency	1,058	120	2	1,180	1,253	125	2	1,380

Other foreign government	–	5,049	35	5,084	–	4,895	34	4,929

Corporate	–	35,365	200	35,565	–	34,665	205	34,870

Asset-backed securities:

Commercial mortgage-backed securities	–	1,421	20	1,441	–	1,464	3	1,467

Residential mortgage-backed securities	–	1,929	–	1,929	–	1,961	–	1,961

Collateralized debt obligations	–	132	–	132	–	143	–	143

Other	–	984	14	998	–	856	100	956
Total debt securities – fair value through profit or loss	$1,058	$61,590	$301	$62,949	$1,253	$59,776	$373	$61,402

Debt securities – available-for-sale consist of the following:

As at	March 31, 2019				December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Canadian federal government	$–	$1,812	$–	$1,812	$–	$1,746	$–	$1,746

Canadian provincial and municipal government	–	1,229	–	1,229	–	1,199	–	1,199

U.S. government and agency	1,532	–	–	1,532	1,513	14	–	1,527

Other foreign government	–	763	1	764	–	716	1	717

Corporate	–	5,490	43	5,533	–	4,971	42	5,013

Asset-backed securities:

Commercial mortgage-backed securities	–	773	14	787	–	766	–	766

Residential mortgage-backed securities	–	408	–	408	–	386	–	386

Collateralized debt obligations	–	781	–	781	–	804	–	804

Other	–	920	–	920	–	883	–	883
Total debt securities – available-for-sale	$1,532	$12,176	$58	$13,766	$1,513	$11,485	$43	$13,041

There were no significant transfers between Level 1 and Level 2 for the three months ended March 31, 2019 and March 31, 2018.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	43

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the three months ended	Debt securities – fair value through profit or loss	Debt securities – available- for-sale	Equity securities – fair value through profit or loss	Equity securities – available- for-sale	Other invested assets	Investment properties	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
March 31, 2019

Beginning balance	$373	$43	$202	$36	$2,241	$7,157	$10,052	$1,596	$11,648

Included in net income(1)(3)(5)	9	–	(3)	–	(24)	107	89	(2)	87

Included in OCI(3)	–	2	–	–	2	–	4	–	4

Purchases	17	14	3	6	80	52	172	85	257

Sales	(9)	–	(1)	–	(27)	(281)	(318)	(4)	(322)

Settlements	(2)	–	–	–	–	–	(2)	–	(2)

Transfers into Level 3(2)	–	–	–	–	–	–	–	–	–

Transfers (out) of Level 3(2)	(84)	–	(4)	–	–	–	(88)	–	(88)

Foreign currency translation(4)	(3)	(1)	(2)	(2)	(12)	(36)	(56)	(4)	(60)
Ending balance	$301	$58	$195	$40	$2,260	$6,999	$9,853	$1,671	$11,524
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$4	$–	$(2)	$–	$(24)	$125	$103	$(8)	$95
March 31, 2018

Beginning balance	$417	$136	$167	$38	$1,721	$7,067	$9,546	$1,154	$10,700

Included in net income(1)(3)(5)	(2)	(2)	6	–	48	62	112	4	116

Included in OCI(3)	–	–	–	–	(5)	–	(5)	–	(5)

Purchases	7	41	5	–	167	244	464	124	588

Sales	(27)	–	–	–	(92)	(177)	(296)	(15)	(311)

Settlements	(1)	–	–	–	–	–	(1)	–	(1)

Transfers into Level 3(2)	1	–	–	1	–	–	2	1	3

Transfers (out) of Level 3(2)	(50)	(80)	–	–	–	–	(130)	–	(130)

Foreign currency translation(4)	3	–	2	1	11	47	64	23	87
Ending balance	$348	$95	$180	$40	$1,850	$7,243	$9,756	$1,291	$11,047
Gains (losses) included in earnings relating to instruments still held at the reporting date(1)	$–	$–	$7	$–	$48	$71	$126	$–	$126

(1)	Included in Net investment income (loss) for Total invested assets measured at fair value in our Interim Consolidated Statements of Operations.
(2)

Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.

(3)

Total gains and losses in net income (loss) and other comprehensive income (“OCI”) are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.

(4)	Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.
(5)

Investment properties included in net income is comprised of fair value changes on investment properties of $133 ($78 in 2018) net of amortization of leasing commissions and tenant inducements of $26 ($16 in 2018).

5. Financial Instrument and Insurance Risk Management

Our risk management policies and procedures for managing risks related to financial instruments and insurance contracts can be found in Notes 6 and 7, respectively, of our 2018 Annual Consolidated Financial Statements.

Our financial instrument market risk sensitivities are included in our Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2019. The shaded text and tables in the Risk Management section of the MD&A represent our disclosures on market risk sensitivities in accordance with IFRS 7 Financial Instruments: Disclosures and include discussions on how we measure our risk and our objectives, policies, and methodologies for managing this risk. Therefore, the shaded text and tables in the MD&A represent an integral part of these Interim Consolidated Financial Statements.

44	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

We use reinsurance to limit losses, minimize exposure to significant risks and to provide additional capacity for growth. Our Insurance Risk Policy sets maximum global retention limits and related management standards and practices that are applied to reduce our exposure to large claims. Amounts in excess of the Board-approved maximum retention limits are reinsured. Effective January 1, 2019, we updated our single life or joint-first-to-die basis retention limit to $40 ($25 in 2018) in Canada and US$40 (US$25 in 2018) outside of Canada. For survivorship life insurance, our maximum global retention limit is $50 ($30 in 2018) in Canada and US$50 (US$30 in 2018) outside of Canada. In certain markets and jurisdictions, retention levels below the maximum are applied. Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

6. Insurance Contract Liabilities and Investment Contract Liabilities

6.A Insurance Contract Liabilities

6.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets are as follows:

	For the three months ended March 31, 2019			For the three months ended March 31, 2018
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances before Other policy liabilities and assets, beginning of period	$114,902	$3,653	$111,249	$111,091	$3,503	$107,588

Change in balances on in-force policies	3,573	(17)	3,590	(2,098)	(27)	(2,071)

Balances arising from new policies	1,061	38	1,023	1,559	32	1,527

Method and assumption changes	6	–	6	(15)	(20)	5
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	4,640	21	4,619	(554)	(15)	(539)

Foreign exchange rate movements	(978)	(73)	(905)	1,394	73	1,321
Balances before Other policy liabilities and assets	118,564	3,601	114,963	111,931	3,561	108,370

Other policy liabilities and assets	6,927	534	6,393	6,754	582	6,172
Total Insurance contract liabilities and Reinsurance assets, end of period	$125,491	$4,135	$121,356	$118,685	$4,143	$114,542

6.B Investment Contract Liabilities

6.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without discretionary participation features (“DPF”) are as follows:

	For the three months ended March 31, 2019		For the three months ended March 31, 2018
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost

Balances, beginning of period	$3	$2,646	$3	$2,517

Deposits	–	89	–	130

Interest	–	15	–	14

Withdrawals	–	(134)	–	(99)

Fees	–	(1)	–	(2)

Other	–	5	–	5

Foreign exchange rate movements	(1)	–	–	(1)

Balances, end of period	$2	$2,620	$3	$2,564

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	45

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended
	March 31, 2019	March 31, 2018

Balances, beginning of period	$515	$562

Change in liabilities on in-force policies	9	(21)

Foreign exchange rate movements	(10)	16
Balances, end of period	$514	$557

6.C Gross Claims and Benefits Paid

Gross claims and benefits paid consist of the following:

	For the three months ended
	March 31, 2019	March 31, 2018

Maturities and surrenders	$661	$667

Annuity payments	472	469

Death and disability benefits	1,062	1,069

Health benefits	1,670	1,560

Policyholder dividends and interest on claims and deposits	255	237
Total gross claims and benefits paid	$4,120	$4,002

7. Reinsurance (Expenses) Recoveries

Reinsurance (expenses) recoveries consist of the following:

	For the three months ended
	March 31, 2019	March 31, 2018

Recovered claims and benefits	$468	$478

Commissions	16	19

Reserve adjustments	5	11

Operating expenses and other	19	20
Reinsurance (expenses) recoveries	$508	$528

8. Fee Income

Fee income consists of the following:

	For the three months ended
	March 31, 2019	March 31, 2018

Fee income from insurance contracts	$235	$237

Fee income from service contracts:

Distribution fees	194	213

Fund management and other asset-based fees	833	894

Administrative service and other fees	185	162
Total fee income	$1,447	$1,506

Distribution fees and Fund management and other asset-based fees are primarily earned in the SLF Asset Management segment. Administrative service and other fees are primarily earned in the SLF Canada segment. The fee income by reportable segment is presented in Note 3.

46	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. Income Taxes

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

	For the three months ended
	March 31, 2019		March 31, 2018
		%		%

Total net income (loss)	$714		$605

Add: Income tax expense (benefit)	88		119
Total net income (loss) before income taxes	$802		$724

Taxes at the combined Canadian federal and provincial statutory income tax rate	$215	26.8	$194	26.8
Increase (decrease) in rate resulting from:

Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(22)	(2.7)	(43)	(5.9)

Tax exempt investment income	(106)	(13.2)	(21)	(2.9)

Adjustments in respect of prior periods, including resolution of tax disputes	(8)	(1.0)	(12)	(1.7)

Tax (benefit) cost of unrecognized tax losses and tax credits	5	0.6	–	–

Other	4	0.5	1	0.1
Total tax expense (benefit) and effective income tax rate	$88	11.0	$119	16.4

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 30%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, higher earnings in jurisdictions with higher statutory tax rates result in an increase of our tax expense, while earnings arising in tax jurisdictions with statutory rates lower than 26.75% (rounded to 26.8% in the table above) reduce our tax expense. These differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax exempt investment income includes tax rate differences related to various types of investment income that are taxed at rates lower than our statutory income tax rate, such as dividend income, capital gains arising in Canada, and various others. Fluctuations in foreign exchange rates, changes in market values of real estate properties, and other investments have an impact on the amount of these tax rate differences.

Adjustments in respect of prior periods, including the resolution of tax disputes for the three months ended March 31, 2019 relates mainly to the resolution of tax audits in MFS. In 2018, the adjustments related to the resolution of tax audits in Asia.

Tax (benefit) cost of unrecognized tax losses/tax credits reflects unrecognized losses in Asia.

Other for the three months ended March 31, 2019 and March 31, 2018 primarily reflects withholding taxes on distributions from our foreign subsidiaries. In 2018, the withholding taxes were largely offset by the benefit relating to investments in joint ventures in Asia.

10. Capital Management

10.A Capital

Our capital base is structured to exceed minimum regulatory and internal capital targets, and maintain strong credit and financial strength ratings while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles. Further details on our capital, and how it is managed, are included in Note 21 of our 2018 Annual Consolidated Financial Statements.

SLF Inc. is a non-operating insurance company and is subject to the Life Insurance Capital Adequacy Test (“LICAT”) guideline. As at March 31, 2019, SLF Inc.’s LICAT ratio exceeded OSFI’s regulatory minimum target. Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. As at March 31, 2019, Sun Life Assurance’s LICAT ratio exceeded OSFI’s minimum regulatory target; as well, it also exceeded OSFI’s supervisory target applicable to operating life insurance companies.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	47

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision and it exceeded the levels under which regulatory action would be required as at March 31, 2019. In addition, other subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at March 31, 2019.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity, and certain other capital securities that qualify as regulatory capital.

10.B Significant Capital Transactions

10.B.i Common Shares

Changes in common shares issued and outstanding were as follows:

	For the three months ended
	March 31, 2019		March 31, 2018
Common shares (in millions of shares)	Number of shares	Amount	Number of shares		Amount
Balance, beginning of period	598.5	$8,419	610.5		$8,582
Stock options exercised	0.2	10	0.2		11

Common shares purchased for cancellation(1)	(4.1)	(54)	(3.1	)(2)	(44)
Balance, end of period	594.6	$8,375	607.6		$8,549

(1)

On August 14, 2018 and August 14, 2017, SLF Inc. launched normal course issuer bids to purchase and cancel up to 14 million common shares of SLF Inc. (“common shares”) between August 14, 2018 and August 13, 2019 (the “2018 NCIB”) and 11.5 million common shares between August 14, 2017 and August 13, 2018, respectively. Common shares purchased for cancellation are purchased through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges, and/or alternative Canadian trading platforms, at prevailing market rates, or by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities at a discount to the prevailing market price. On December 10, 2018, in connection with the 2018 NCIB, SLF Inc. implemented an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares. Under the automatic repurchase plan, SLF Inc.’s designated broker may purchase common shares pursuant to the 2018 NCIB at times when SLF Inc. ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods. For the three months ended March 31, 2019, SLF Inc. purchased and cancelled approximately 4.0 million common shares at an average price per share of $49.34 for a total amount of $200 under the 2018 NCIB. An additional 0.1 million shares purchased in 2018 were cancelled in 2019. The total amount paid to purchase the shares is allocated to Common shares and Retained earnings in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

(2)

1.1 million shares were purchased pursuant to a third-party share repurchase program under an issuer bid exemption order at a discount to the prevailing market price of the common shares on the Toronto Stock Exchange.

10.B.ii Subordinated Debt

On March 14, 2019, SLF Inc. announced its intention to redeem all of the outstanding $250 principal amount of Series 2014-1 Subordinated Unsecured 2.77% Fixed/Floating Debentures on May 13, 2019.

10.C Participating Account Seed Capital

In the first quarter of 2018, with OSFI’s approval, seed capital, together with interest earned since demutualization, was transferred from the participating account to the shareholder account. The transfer of seed capital is recorded on our Consolidated Statements of Changes in Equity as a Transfer from participating policyholders’ equity totaling $89, comprised of $50 in SLF Canada and $39 (US$30) in SLF U.S. The transfer of interest on seed capital is included as a reduction in Participating policyholders’ net income (loss) and an increase in Shareholders’ net income (loss) totaling $110, on a pre- and post-tax basis, comprised of $75 in SLF Canada and $35 (US$28) in SLF U.S. At the time of demutualization, OSFI required shareholders to transfer seed capital into the participating account to support participating insurance policies sold after demutualization. It was anticipated that over time the seed capital would no longer be needed and that the seed capital and accumulated interest would be returned to the shareholders, subject to OSFI’s approval. The transfer has no impact on regulatory capital requirements, and will have no adverse impact on the policy dividends or security of benefits of participating policyholders.

48	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. Segregated Funds

11.A Investments for Account of Segregated Fund Holders

The carrying value of investments held for segregated fund holders are as follows:

As at	March 31, 2019	December 31, 2018

Segregated and mutual fund units	$95,331	$89,049

Equity securities	10,399	9,771

Debt securities	3,716	3,448

Cash, cash equivalents and short-term securities	593	711

Investment properties	407	400

Mortgages	23	23

Other assets	156	156

Total assets	$110,625	$103,558

Less: Liabilities arising from investing activities	614	496

Total investments for account of segregated fund holders	$110,011	$103,062

11.B Changes in Insurance Contracts and Investment Contracts for Account of Segregated Fund Holders

Changes in insurance contracts and investment contracts for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
Balances, beginning of period	$96,663	$99,121	$6,399	$7,271

Additions to segregated funds:

Deposits	3,041	3,372	23	23

Net transfer (to) from general funds	(85)	(17)	–	–

Net realized and unrealized gains (losses)	7,611	(1,099)	484	(304)

Other investment income	240	319	27	45
Total additions	$10,807	$2,575	$534	$(236)

Deductions from segregated funds:

Payments to policyholders and their beneficiaries	3,732	2,807	149	158

Management fees	242	251	13	14

Taxes and other expenses	97	52	5	(2)

Foreign exchange rate movements	134	(357)	20	(413)
Total deductions	$4,205	$2,753	$187	$(243)

Net additions (deductions)	6,602	(178)	347	7
Balances, end of period	$103,265	$98,943	$6,746	$7,278

12. Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of the preferred shares issued by Sun Life Assurance from time to time, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	49

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

March 31, 2019

Revenue	$55	$10,274	$1,631	$(568)	$11,392

Shareholders’ net income (loss)	$647	$420	$206	$(626)	$647

March 31, 2018

Revenue	$94	$4,915	$823	$161	$5,993

Shareholders’ net income (loss)	$693	$465	$177	$(642)	$693

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)

March 31, 2019

Invested assets	$23,949	$146,214	$7,119	$(23,013)	$154,269

Total other general fund assets	$4,448	$23,050	$10,526	$(19,945)	$18,079

Investments for account of segregated fund holders	$–	$109,958	$53	$–	$110,011

Insurance contract liabilities	$–	$125,623	$8,769	$(8,901)	$125,491

Investment contract liabilities	$–	$3,136	$–	$–	$3,136

Total other general fund liabilities	$4,616	$22,424	$5,847	$(13,878)	$19,009

December 31, 2018

Invested assets	$24,255	$143,040	$6,991	$(22,560)	$151,726

Total other general fund assets	$4,088	$21,958	$10,389	$(19,396)	$17,039

Investments for account of segregated fund holders	$–	$103,014	$48	$–	$103,062

Insurance contract liabilities	$–	$122,066	$8,534	$(8,677)	$121,923

Investment contract liabilities	$–	$3,164	$–	$–	$3,164

Total other general fund liabilities	$4,636	$21,801	$5,972	$(13,301)	$19,108

13. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended
	March 31, 2019	March 31, 2018

Common shareholders’ net income (loss) for basic earnings per share	$623	$669

Add: increase in income due to convertible instruments(1)	3	3
Common shareholders’ net income (loss) on a diluted basis	$626	$672

Weighted average number of common shares outstanding for basic earnings per share (in millions)	597	610

Add: dilutive impact of stock options(2) (in millions)	1	1

Add: dilutive impact of convertible instruments(1) (in millions)	4	4
Weighted average number of common shares outstanding on a diluted basis (in millions)	602	615

Basic earnings (loss) per share	$1.04	$1.10

Diluted earnings (loss) per share	$1.04	$1.09

(1)	The convertible instruments are the Sun Life ExchangEable Capital Securities (“SLEECS”) – Series B issued by Sun Life Capital Trust.
(2)

Excludes the impact of 1 million stock options for the three months ended March 31, 2019 because these stock options were antidilutive for the period (1 million for the three months ended March 31, 2018).

50	Sun Life Financial Inc.	First Quarter 2019	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

	For the three months ended March 31, 2019			For the three months ended March 31, 2018
	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period	Balance, beginning of period	Other comprehensive income (loss)	Balance, end of period
Items that may be reclassified subsequently to income:

Unrealized foreign currency translation gains (losses), net of hedging activities	$1,923	$(280)	$1,643	$1,012	$315	$1,327

Unrealized gains (losses) on available-for-sale assets	(56)	251	195	346	(190)	156

Unrealized gains (losses) on cash flow hedges	(21)	6	(15)	(11)	(1)	(12)

Share of other comprehensive income (loss) in joint ventures and associates	(24)	28	4	(31)	17	(14)
Items that will not be reclassified subsequently to income:

Remeasurement of defined benefit plans	(263)	(43)	(306)	(347)	62	(285)

Revaluation surplus on transfers to investment properties	145	–	145	145	–	145
Total	$1,704	$(38)	$1,666	$1,114	$203	$1,317
Total attributable to:

Participating policyholders	$14	$(1)	$13	$9	$2	$11

Shareholders	1,690	(37)	1,653	1,105	201	1,306
Total	$1,704	$(38)	$1,666	$1,114	$203	$1,317

15. Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the U.K., and Asia, including federal, provincial, and state securities and insurance regulators and government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company (“MLIC”). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC’s Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (Fehr et al v Sun Life Assurance Company of Canada) is issued in Ontario and the other (Alamwala v Sun Life Assurance Company of Canada) is in British Columbia. In the Fehr action, the motions judge dismissed the plaintiff’s motion for certification in its entirety by way of a two-part decision released on November 12, 2015 and December 7, 2016. The plaintiffs appealed and, in a decision released on September 5, 2018, the Ontario Court of Appeal overturned part of the lower court’s decision and certified three alleged breach of contract claims related to the policies. Sun Life Assurance’s application for leave to appeal this decision was dismissed by the Supreme Court of Canada on May 2, 2019. The other action (Alamwala v Sun Life Assurance Company of Canada) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the Fehr or the Alamwala lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

Management does not believe that the probable conclusion of any current legal or regulatory matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or results of operations of the Company.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	First Quarter 2019	51